UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                      Watts Industries, Inc.

                         (Name of issuer)

          Class A Common Stock, $0.10 par value per share

                  (Title of class of securities)

                            942749 10 2

                          (CUSIP number)

                         Frederic B. Horne

  c/o Watts Industries, Inc., 815 Chestnut Street, North Andover,
                Massachusetts  01845 (508) 688-1811

    (Name, address and telephone number of person authorized to receive notices and communications)

                         October 17, 1997


      (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule  13D,  and  is  filing  this  schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box   .

Check  the following box if a fee is being paid with the statement
 .    (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 8 Pages)
________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

 CUSIP No.                                    Page 2 of 8 Pages
 942749 10 2


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Frederic B. Horne

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
                                                    (b)  x

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       Not Applicable

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts


  NUMBER OF   7  SOLE VOTING POWER

   SHARES        2,014,015

 BENEFICIAL
     LY

  OWNED BY

     EACH

  REPORTING

   PERSON

              8  SHARED VOTING POWER

                 0
              9  SOLE DISPOSITIVE POWER

                 2,014,015
             10  SHARED DISPOSITIVE POWER

                 0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       2,014,015
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
       x
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%
  14   TYPE OF REPORTING PERSON *

       IN


              * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Frederic B. Horne hereby amends and supplements his originally filed Statement on Schedule 13D dated November 8, 1991 (the "Original Statement"), as amended by Amendment No. 1 to his Statement on Schedule 13D filed September 10, 1997 (the "Amended Statement"), with respect to the Class A Common Stock, par value $0.10 per share (the "Common Stock") of Watts Industries, Inc. (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. Unless otherwise indicated by use of the term "Class A Common Stock", all of the beneficial ownership of shares of Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share ("Class B Common Stock"), of the Company which is convertible into shares of Common Stock on a share-for-share basis. References herein to "Mr. Horne" shall be deemed to be references to Frederic B. Horne, the reporting person. The following items in the Original Statement and the Amended Statement are amended in their entirety to read as set forth below. All share numbers set forth in this Statement give effect to a 2-for-1 split of shares of Common Stock of the Company on March 15, 1994.


Item 2.  Identity and Background.

     (a)  Name

          Frederic B. Horne

     (b)  Residence or Business Address

          1116 Great Pond Road
          North Andover, MA  01845

     (c)  Principal Occupation; Name and Address
          of Principal Business Office

          Independent Investor
          1116 Great Pond Road
          North Andover, MA  01845


          On September 12, 1997, Mr. Horne resigned as Corporate
          Vice President of the Company. Mr. Horne ceased to be a Director of the Company on October 21, 1997 at the expiration of his term.


     (d)  Past Criminal Convictions

          None

     (e)  Past Civil Proceedings or Administrative
          Proceedings Related to Federal or State
          Securities Laws Resulting in a Judgment,
          Decree or Final Order Finding Violations or
          Enjoining Future Violations of Such Laws

          None

     (f)  Citizenship

          United States

Item 3.  Source and Amount of Funds or Other Consideration.

     At October 31, 1991, Frederic B. Horne was deemed the beneficial owner of 10,914,706 shares of Common Stock as a result of his direct ownership of Common Stock and Class A Common Stock and ownership of shares of Common Stock as a co-trustee of the The Horne Family Voting Trust - 1991 (the "1991 Voting Trust"). Ownership of such shares was reflected on the Original Statement. Of such shares of Common Stock, 2,055,166 shares were acquired by Mr. Horne before the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended, and beneficial ownership of such shares were previously reported on Schedule 13G by a group of which Mr. Horne was a member.

     On August 26, 1997, 8,897,066 shares of Common Stock were withdrawn from the 1991 Voting Trust. As a result of such withdrawals and previous withdrawals from the 1991 Voting Trust, as of August 26, 1997, Mr. Horne was deemed the beneficial owner of 1,235,840 shares of Common Stock under the 1991 Voting Trust in addition to 2,088,323 shares of Common Stock owned by Mr. Horne directly or as trustee or custodian for his minor daughter. On October 17, 1997, Mr. Horne resigned as a co-trustee under the 1991 Voting Trust. As a result, Mr. Horne is deemed the beneficial owner of 2,014,015 shares of Common Stock, and he disclaims beneficial ownership of any shares that are subject to the 1991 Voting Trust.

Item 4.  Purpose of Transaction.

     The beneficial ownership of the 10,914,706 shares of Common Stock reported in the Original Statement resulted from the establishment of the 1991 Voting Trust, of which Frederic B. Horne was a co-trustee. Such voting trust was established to pool the voting interests of the members of the Horne family who are parties thereto. On August 26, 1997, 8,897,066 shares of Common Stock were withdrawn from the 1991 Voting Trust. As a result of such withdrawals and previous withdrawals from the 1991 Voting Trust, as of August 26, 1997, Mr. Horne was deemed the beneficial owner of 1,235,840 shares of Common Stock under the 1991 Voting Trust in addition to 2,088,323 shares of Common Stock owned by Mr. Horne directly or as trustee or custodian for his minor daughter. Due to his resignation as a co-trustee of the 1991 Trust on October 17, 1997, Mr. Horne disclaims beneficial ownership of any shares of Common Stock which are subject to the 1991 Voting Trust.

     Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Class A Common Stock or Class B Common Stock, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr.
Horne or the Company. Except as set forth above, Mr. Horne has no present plans or proposals to take any action enumerated in the instructions to Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of Issuer.

          (a)  Amount Beneficially Owned:

          Frederic B. Horne is deemed the beneficial owner of 2,014,015 shares of Common Stock of the Company, of which 115,092 shares are shares of Class A Common
          Stock.

          Mr. Horne's beneficial ownership consists of (i) 1,980,415 shares beneficially owned by Mr. Horne, of which 115,092 are shares of Class A Common Stock, (ii) 22,600 shares beneficially owned by a revocable trust for the benefit of Kristina M. Horne for which Mr. Horne serves as trustee and (iii) 11,000 shares beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act.

          Percent of Class:

               Equity:   7.4%           Voting:  15.0%

               See Note 1 to this Item 5.

          Mr. Horne may be deemed the beneficial owner of 1,235,840 shares of Common Stock held by Mr. Horne as trustee of a revocable trust for the benefit of Peter
          W. Horne (the "PWH Trust Shares"). The PWH Trust Shares are subject to the 1991 Voting Trust; therefore, Mr. Horne has no voting power with respect to such shares. Under the terms of the 1991 Voting Trust, the PWH Trust Shares may not be withdrawn from the 1991 Voting Trust without the consent of the two trustees (currently Timothy P. Horne and Noah T. Herndon). Mr. Horne disclaims beneficial ownership of, and disclaims dispositive power with respect to, the PWH Trust Shares.

          (b)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:  2,014,015

          (ii) Shared power to vote or direct the vote:  0

          (iii) Sole power to dispose or direct the
                                     disposition of:   2,014,015

          (iv) Shared power to dispose or direct the disposition
                                                 of:     0

     (c) Mr. Horne engaged in the following transaction since the filing of the Amended Statement:
          (i) Converted 40,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock on August 22, 1997.
          (ii) Sold 5,000 shares of Class A Common Stock at $24.6875 per share on August 28, 1997.
          (iii)      Sold 2,000 shares of Class A Common Stock
               at $24.4375 per share on August 29, 1997.
          (iv)      Acquired by inheritance 625 shares of Class
               A Common Stock on September 2, 1997.
          (v) Sold 5,000 shares of Class A Common Stock at $24.75 per share on September 3, 1997.
          (vi) Sold 5,000 shares of Class A Common Stock at $25.00 per share on September 4, 1997
          (vii) Sold 3,100 shares of Class A Common Stock at $25.125 per share on September 5, 1997
          (viii) Exercised options for Class A Common Stock as follow: 6,400 shares at $19.80 per share on September 6, 1997; 4,200 shares at $23.375 per share on September 16, 1997; and 2,500 shares at $16.375 per share on September 16, 1997.
          (ix) Disposed of 10,633 shares of Class A Common Stock at $25.00 per share as payment to the Company of the option exercise price for the options exercised on September 16, 1997.
          (x)  Sold 7,100 shares of Class A Common Stock at
               $25.00 per share on September 16, 1997.
          (xi) Sold 5,000 shares of Class A Common Stock at $24.77 per share on September 17, 1997.
          (xii) Sold 9,800 shares of Class A Common Stock at $24.6536 per share on September 17, 1997.

     (d)  Not applicable

          (e)  Not applicable

Note 1: The percentages above have been determined as of August 26, 1997 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. At that date, a total of 27,035,587 shares of Common Stock were outstanding, of which 11,159,127 were shares of Class B Common Stock entitled to ten votes per share and 15,876,406 were shares of Class A Common Stock entitled to one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.


Amended and Restated Stock Restriction Agreement

     All shares of Class B Common Stock owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne; 80,200 shares of Common Stock owned individually by or in trust for the benefit of Tara V. Horne; 72,600 shares of Common Stock owned in trust for the benefit of Tiffany R. Horne; and 33,600 shares of Common Stock owned individually by or in trust for the benefit of Kristina M. Horne, and any voting trust certificates representing such shares, are subject to a stock restriction agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

     The purchase price per share is the 15-day average trading pricing of the Company's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

     This summary is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit A to the Original
Statement, and the First Amendment thereto, filed as Exhibit C to the Amended Statement.

Horne Family Voting Trust Agreement - 1991

     The PWH Trust Shares, of which Mr. Horne may be deemed the beneficial owner as trustee of a revocable trust for the benefit of Peter W. Horne which holds such shares, are subject to the terms of the 1991 Voting Trust. Under the terms of the 1991 Voting Trust, the two trustees (currently Timothy P. Horne and Noah T. Herndon) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors. The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Common Stock in the 1991 Voting Trust who hold voting trust certificates at such time or, in certain cases, the holders of voting trust certificates representing such shares. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees. Mr. Horne disclaims beneficial ownership of the PWH Trust Shares.

     This summary is qualified in its entirety by reference to the text of the 1991 Voting Trust, filed as Exhibit B to the Original Statement, as amended by the Amendment to The Horne Family Voting Trust_1991, filed as Exhibit D to the Amended Statement.



                           *    *    *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.





                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Frederic B. Horne

Frederic B. Horne

Dated:  November 3, 1997